UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for November 23, 2011

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant?s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders. Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K ifsubmitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants ?home country?), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed' to the registrant?s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No __X__
If ?Yes? is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.


Enclosures: Trading statement for the six months ending 31
December 2011



Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:   	JSE : SOLBE1
Sasol BEE Ordinary ISIN code:     	ZAE000151817
(?Sasol?)

Trading statement for the six months ending 31 December 2011

1. Introduction

Profitability in the 2012 financial year to date has been enhanced by improved operational performance in certain businesses, the considerable improvement in oil and commodity prices and a weaker rand compared to the prior comparable period.

In addition, Sasol Synfuels? production volume guidance for the 2012 financial year has been revised to a range of between 7,0 million tons and 7,2 million tons to take into account the cumulative effect of three unforeseen incidents that have impacted production for the year to date. The incidents that have impacted Sasol Synfuels? production in the last five months include a three week industrial action in July 2011, a gasifier incident at the Secunda West plant in August 2011 and a recent incident on the coal conveyor system interrupting coal supply to the Secunda East plant. The coal conveyor system is in the process of being repaired.

The earnings forecast for the six months ending 31 December
2011 takes cognisance of the revised production guidance for Sasol Synfuels.

2. Expected earnings for the six months ending 31 December
2011

Sasol's earnings per share and headline earnings per share for the six months ending 31 December 2011 are estimated to increase by at least 45% compared to the prior comparable period. In terms of the JSE Listings Requirements, a trading statement is necessitated when there is a reasonable degree of certainty that earnings will differ by at least 20 percent from the prior comparable period. Due to continued volatility, Sasol is unable at this time to give a more precise indication of how much this increase will be, but a more accurate estimate will be given once the half year has closed and we have greater certainty. The expected increase in earnings is mainly due to improved operational performance in certain businesses, a significant improvement in the average crude oil and product prices and a weaker rand/US dollar exchange rate compared to the prior comparable period.

In addition, our results may be impacted by further changes in oil and product prices, volume variances, the impact of closing exchange rates on financial assets and liabilities, as well as any adjustments resulting from our half year-end process. This may result in a change in the estimated earnings.

It is emphasised that this trading statement deals only with the comparison to the first half of the 2011 financial year. The higher earnings base of the second half of the 2011 financial year will strongly influence a comparison of the full 2012 financial year?s results with 2011. Guidance will be provided when there is a reasonable degree of certainty in this regard.

3. CFO letter

On 30 November 2011, Sasol will post an operational review and developments on major capital projects, through an update from the Chief Financial Officer on its website (www.sasol.com).

Sasol's financial results for the six months ending 31
December 2011 will be announced on Monday, 12 March 2012.

The above information has not been reviewed and reported on by the Company's external auditors.


23 November 2011
Johannesburg
Sponsor: Deutsche Securities (SA) (Proprietary) Limited

Forward-looking statements: Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as ?believe?, ?anticipate?, ?expect?, ?intend?, ?seek?, ?will?, ?plan?, ?could?, ?may?, ?endeavour? and ?project? and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 7 October 2011 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.




















SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: November 23, 2011				By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary